September 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Messrs. Dillon Hagius and Tim Buchmiller

Re:	Kairos Pharma, Ltd.
Registration Statement on Form S-1
File No. 333-274805

Acceleration Request

Requested Date:	September 11, 2024
Requested Time:	5:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kairos Pharma, Ltd. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-274805) (the “Registration Statement”) so that it may become effective at 5:00 p.m. Eastern Daylight Time on September 11, 2024, or at such time as the Registrant may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). In addition, the Registrant hereby authorizes Megan J. Penick, Esq. of Dorsey & Whitney LLP, counsel for the Registrant, to make such request on the Registrant’s behalf.

The Registrant hereby acknowledges that:

(i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kairos Pharma, Ltd.

By:	/s/ John S. Yu
John S. Yu, M.D.
Chief Executive Officer

cc:	Megan J. Penick, Esq.
Dorsey & Whitney LLP